National Energy Improvement Fund, LLC

Regulation Crowdfunding

Form C - AR

2024 Fiscal Year



Disclosures

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by National Energy Improvement Fund LLC, a Pennsylvania limited liability company (the "Issuer") through the crowdfunding portal www.raisegreen.com, Raise Green, Inc. a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").   The assets of Raise Green were acquired by Honeycomb Credit Inc. in December 2024; Raise Green, Inc. withdrew its registration as a funding portal in January 2025.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company's Offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Offering or to conform these statements to actual results or changes in our expectations.

Past performance is not a guarantee of future results.

The Company has certified that all of the following statements are TRUE, in all material respects, for the Company: (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia; (2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (15 U.S.C. 78m or 78o(d)); (3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "Investment Company Act") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c)); (4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a); (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The Company also attests that it will take appropriate steps to complete the following, either with internal resources or through a third-party capital table management and/or accounting partner:

1. Monitor the issuance of the securities the issuer offers and sells through the intermediary's platform,
2. Maintain a master security holder list reflecting the owners of those securities,
3. Maintain a transfer journal or other such log recording any transfer of ownership,
4. Effect the exchange or conversion of any applicable securities,
5. Maintain a control book demonstrating the historical registration of those securities, and
6. Countersign or legend any physical certificates of those securities, if the securities are certificated.
7. Provide all required tax documents to investors

Bad Actor Disclosure

The Company is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Involvement in Legal and Regulatory Proceedings [30] - Items (1) – (8) of Question #30, and all subparts thereto, of SEC Form C were answered "No".

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by a duly authorized undersigned.

National Energy Improvement Fund, LLC

Issuer

_____

Signature

Peter Krajsa

Co-Chair and Managing Member

The Company

General Business Information

The National Energy Improvement Fund, LLC ("NEIF" or the "Company") is a Pennsylvania public benefit, for profit, limited liability company (LLC) organized on July 17, 2017. NEIF is a Certified B Corporation. The Company is located at 1005 Brookside Road, Suite 200, Allentown, PA 18106 and 1800 Wazee Street, Suite 300, Denver, CO 80202. The Company's website address is www.neifund.org .

NEIF operates as a multi-state non-bank financial services company. NEIF provides financing for essential energy and resilience improvements like heating, ventilation, air-conditioning (HVAC), roofing, lighting, and battery storage, which make homes and businesses more resilient, efficient, healthy, and comfortable and helps contractors grow their businesses. Led by energy financing pioneers, Peter Krajsa, Matthew Brown, Laura Nelson and a team responsible for over $900 million in innovative energy financing programs, NEIF is currently the nation's only Certified B Corporation® specializing in energy efficiency and resilience lending and is supervised as a consumer lender and servicer in 41 states. NEIF operates its commercial financing platform nationally.

With a heritage dating to 1947 (AFC First and later Harcourt Brown & Carey), NEIF was organized as a for-profit Public Benefit Corporation in 2017 and commenced operations in July 2018. NEIF went through additional assessment and scrutiny to officially be designated as a Certified B Corporation® by the international certification board. Certified B Corporations are businesses that balance purpose and profit, and are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. Certified B Corporations® (B Corps™) meet the highest verified standards of social and environmental performance, public transparency, and legal accountability in five categories: governance, workers, customers, community, and the environment. NEIF is also an approved Home Improvement Expert™ Partner of the U.S. Department of Energy.

NEIF provides fixed rated, point-of-purchase financing for most installed products that improve a home's energy efficiency, health, resilience, or comfort, installed by NEIF - Approved Contractors. These include heating, cooling, insulation, roofing, generators, windows, and renewables. NEIF also offers financing for commercial energy improvements such as lighting, battery storage, solar and mechanical systems, typically as a program administrator for utilities. In addition, the company provides advance funding to contractors for utility and other rebates.



FOCUSED ON AFFORDABILITY OF
ESSENTIAL IMPROVEMENTS

Affordability is the **greatest impediment** to the adoption of home and building energy efficiency upgrades. They can be expensive — and are often unexpected. Rebates only cover a small portion of the cost, and traditional financing typically offers short-term "teaser" rates, includes a high cost to contractors, or involves a cumbersome loan process.

NEIF is focused on improving the delivery channel, increasing affordability, and aiding contractor cash flow.

NEIF'S GROWTH IN ESSENTIAL EFFICIENCY PROJECTS





$446,505,457
TOTAL PROJECTS FUNDED*

24,769
PROJECTS COMPLETED*



84%

HVAC & ELECTRIFICATION UPGRADES

NEIF finances energy efficiency improvements of most fuel types. In 2024, 84% of financed upgrades were for essential HVAC and electrification.

98,000,000
ESTIMATED KWH SAVINGS*

$90,797,937
LOAN SERVICING PORTFOLIO**

PROGRAM & MARKET-BASED
FAIR, EFFICIENT & COMPLIANT LENDING



NEIF MAKES ESSENTIAL ENERGY UPGRADES AFFORDABLE.

As a Certified B Corporation, NEIF serves all income levels, including low-to-moderate income borrowers, where access to affordable energy upgrades is vital. Low and moderate-income households accounted for 47% of all loans in 2024.

Low	Moderate	Above Moderate
21%	26%	53%



NEIF SUPPORTS SMALL BUSINESS & JOB DEVELOPMENT.

NEIF currently supports over 1,800 contractors, the vast majority of which are small businesses. NEIF helps businesses grow by offering trusted, affordable customer financing, advance rebate funding to improve contractor cash flow, and ongoing training and support on best practices in energy efficiency business development.



NEIF IS AN EXPERT IN STATE AND UTILITY PROGRAM DEVELOPMENT.

NEIF administers financing programs for some of the nation's largest utilities for both commercial and residential customers and is actively working with states to implement "green banks" and other programs.

     

1,813



TOTAL APPROVED CONTRACTOR BUSINESS PARTNERS IN 41 STATES AND GROWING



 

Sustained Growth in Energy Lending Production and Servicing Assets

	2019 Audited	2020 Audited	2021 Audited	2022 Audited	2023 Audited	2024 Audited	2025 Proj	2026 Proj
Servicing Book								
Residential Serviced	$ 17,939,556	$ 20,695,622	$ 26,725,448	$ 41,446,428	$ 73,306,444	$ 90,624,810	$ 143,776,450	$ 215,082,338
Commerical Serviced	$ -	$ -	$ 59,666	$ 65,322	$ 124,942	$ 173,127	$ 2,484,387	$ 2,484,387
Total	**$17,939,556**	**$20,695,622**	**$26,785,114**	**$41,502,409**	**$ 73,431,386**	**$ 90,797,937**	**$ 146,260,837**	**$217,566,725**
Production								
Residential	$ 6,355,443	$ 12,019,682	$ 14,076,639	$ 24,367,548	$ 49,211,037	$ 40,275,388	$ 107,400,000	$ 169,537,500
Commerical	$ 2,641,030	$ 1,388,171	$ 1,924,838	$ 4,260,415	$ 12,012,503	$ 16,329,283	$ 24,109,000	$ 28,930,800
Total Lending	**$ 8,996,473**	**$13,407,852**	**$16,001,477**	**$28,627,964**	**$ 61,223,540**	**$ 56,604,672**	**$ 131,509,000**	**$198,468,300**
Rebate Advance	$ 2,927,352	$ 4,974,421	$ 12,699,470	$ 38,613,835	$ 49,447,199	$ 147,609,248	$ 154,989,710	$ 162,739,196
Total	**$11,923,825**	**$18,382,273**	**$28,700,947**	**$67,241,799**	**$ 110,670,739**	**$204,213,919**	**$ 286,498,710**	**$361,207,496**

Figure 1. NEIF actual performance statistics as of 12/31/24 and projections for FY 2025 through 2026.



Loan Performance Remains Steady
Percentage of Energy Efficiency Loans considered "Current"
(Less than 30 days past due,)
Dec-21, 99.10%
Dec-22, 99.23%
Dec-23, 99.18%
Dec-24, 99.31%

Figure 2: Portfolio comparison of delinquency rates from December 2021 to December 2024.

NEIF is a regulated or licensed lender in 41 states for residential programs and operates nationally for commercial programs as of December 2024

State	Lending Requirement	License Status	Registration To Do Business
Alabama	Consumer Credit Act License	MC 22708	587 262
Arkansas	Consumer Lending	Licensure Not Required	811490217
California	Finance Lender	60DBO-106993 (PA)	201926610036
		60DBO-111768 (CO)	
Colorado	Supervised Lender	SUP-4000812	20181026783
Connecticut	Small Loan Company	SLC-1723196	6402847
DC	Money Lenders License	ML1723196	6762469
Delaware	Licensed Lender	26639	6752237
Florida	Consumer Finance Company	Exemption per Rate Trigger	M18000002917
Georgia	Industrial Loan License	Exemption per Dollar Trigger	19149242
Hawaii	Consumer Loan License	Exemption per Rate Trigger	202446556
Idaho	Regulated Lender License	RRL-11308	5621693
Illinois	Consumer Installment Loan Act License	CI.0004692-H	9038469
Indiana	Consumer Loan License	64094	202305091689672
Kansas	Supervised Loan License	SL.0027050	20240223-935685
Kentucky	Consumer Loan License	CL828008	1015492
Louisiana	Licensed Lender	1723196	11120932#3CF52
Maine	Supervised Lender	1723196	20180597FC
Maryland	Consumer Loan License	03-2384	1000362011236290
Massachusetts	Third Party Loan Servicer	SL1723196 / LS1723196	201985023930
Michigan	Regulatory Loan License	RL0025231	803036566
Minnesota	Regulated Loan License	MN-RL-1723196	1442287
Mississippi	Small Loan License	Licensure Not Required	1442287
Missouri	Small Loan License	367-24-9522	FL001700870
Montana	Consumer Loan License	In Progress	E1468712-16262605
Nebraska	Installment Loan License	Exemption per Rate Trigger	2409192261
New Hampshire	Small Loan License	22915-SM	812196
New Jersey	Licensed Lender	Exemption per Rate Trigger	140229958
New Mexico	Small Loan Company License	2455	7622511
New York	Licensed Lender	Exemption per Rate Trigger	5359690
North Carolina	Consumer Finance Lending License	Exemption per Rate Trigger	C201931500116
North Dakota	Money Broker License	In Progress	6756168
Ohio	Small Loan Company License	GL.502107.000	201910201564
Oklahoma	Supervised Lender	In Progress	3713745817
Oregon	Consumer Finance License	1723196-L	2287829-91
Pennsylvania	Consumer Discount Company	66007	6581053
Rhode Island	Lender License	20204114LL	201921942080
South Carolina	Supervised Lender	SL – 1723196	190918-1123464
		SL – 1723196 Website Renewal	
South Dakota	Money Lender License	In Progress	FL282299
Tennessee	Industrial Loan & 3Thrift Company License	1723196	B1397-0167
Texas	Regulated Lender License	2000067294-164823	803627367
Utah	Consumer Credit Notification	42424	13833802-0161
Vermont	Lender License	7530	2581240
Virginia	Consumer Finance License	Exemption per Rate Trigger	T080796-8
Washington	Consumer Loan License	In Progress	605531920
West Virginia	Regulated Consumer Lender	Exemption per Rate Trigger	2374-4854
Wisconsin	Consumer Finance License	Exemption per Rate Trigger	55347

Table 1. As of December 2024, NEIF operates commercial programs nationally and maintains or is pending residential lending licensing or exemptions in these states.

NEIF Background

NEIF's mission and strategic focus

- Mission: To increase the affordability of energy efficiency and resilience improvements in homes and commercial properties, and to help contractors grow their businesses in the energy efficiency and resilience markets.

- Strategic focus:
  - **Climate —** NEIF finances energy efficiency improvements that reduce energy usage and the carbon footprint.
  - **Affordability —** NEIF financing makes energy and resilience improvements more affordable for homeowners and businesses of all sizes and income levels, with additional focus on low and moderate income borrowers.
  - **Energy Resilience —** NEIF provides specialty generators and battery storage financing for buildings in high impact weather regions.
  - **Business and Job Development —** NEIF accelerates contractor growth and employee development with training, products, and programs.

NEIF's distinction

- Experienced leadership and staff who have previously built, operated, and transitioned innovative and successful energy finance businesses.

- A unique market position as a focused energy and resiliency lender, filling product and distribution gaps with programs, expertise, compliance, and technology.

- Third-party B Corp certification for strong ethical practices and a commitment to the environment, compliance, and accountability.

- A licensed and regulated consumer lender under physical supervision of the Pennsylvania Department of Banking and numerous other state banking agencies.

- Fully audited with ongoing and annual CPA review of financial statements, processes, and procedures.

- Certified as a Home Improvement Expert™ partner by the U.S. Department of Energy.

- Fully compliant processes for loan origination, servicing, and payment processing and integrated Statement on Auditing Standards (SAS)-compliant software.

- Offering loans to customers of NEIF-Approved Contractors, providing training to contractors, working capital to support small businesses, job development, and help to increase their sales.

- An innovative, compliant and time-tested fintech company with end-to-end Service Organization Control (SOC)-compliant systems for loan origination, servicing, and payment processing.

NEIF products adhere to four essential pillars

- **Simplicity —** Uncomplicated products and processes. Responsive communication. Knowledgeable service. Straightforward technology.

- **Transparency —** Financing options with clear terms and no hidden costs to customers or contractors. Supporting informed and confident decision-making.

- **Trust —** Third-party certified to meet the highest standards of compliance, social and environmental focus, accountability and fair lending practices.

- **Expertise —** Staff with years of innovation in energy and resiliency financing. Knowledge, expertise and broad industry perspective for best contractor and customer experience.

NEIF's comprehensive solutions address four market gaps

- **Confusing and high cost financing —** Many contractors offer non-transparent, high contractor fees, and "promotional financing" which can increase the cost to the customer and limit affordability.

- **Contractor cash constraints —** Contractors are often cash-strapped, time-strapped, and lacking a true partner to grow their business.

- **Generic and limited products —**Generic lending products don't fully address the specialized needs of energy programs nor the emerging and fast-growing markets for resiliency solutions (high quality roofs, battery storage, etc.).

- **Inadequate support to Utilities, States, and Green Banks —** Most lenders lack the specialized expertise required to effectively partner with programs that promote energy efficiency, renewable energy, and resiliency.

NEIF serves four customer types

- **Homeowners —** Point of purchase financing and insurance for qualifying energy and resiliency improvements.

- **Businesses —** Financing for commercial, industrial and municipal energy and resiliency upgrades.

- **Contractors —** Bridge financing for HVAC, roofing, lighting and other contractors.

- **Governments, Utilities, Manufacturers, Distributors, and Programs —** Administration and delivery of program and contractor network-driven efficiency and resiliency lending.

NEIF provides essential products and services

- **Lending to consumer and commercial customers —** Loan origination and servicing for efficient HVAC, windows, roofs, lighting, battery storage and other efficiency, and resilience upgrades.
- **Bridge financing for contractors —** Advance funding programs to cover contractor short-term capital needs with rebate advance payments, working capital, and related funding.
- **Program administration services —** Portal technology, loan servicing, and origination for governments, utility, and other sponsors and their contractor networks.

NEIF brings its products to market through four channels

- **Manufacturers, Distributors and Industry Associations —** Partnering with industry leaders such as LG ProDirect, Briggs & Stratton, Energy Kinetics, Rheem distributors,, Energy Efficiency Alliance, Pearl Certification, BPI, Building Performance Association, and CEMA.

- **Direct to Contractor —** Providing a network of qualified energy and resiliency contractors vetted for financial and ethical stability, with tools and training to integrate fair financing.

- **Government Efficiency and Resilience Programs —** Developing and managing programs for government agencies such as Efficiency Maine, Pennsylvania Energy Development Authority, Philadelphia Energy Authority, and several state green banks,.

- **Utilities —** Administering targeted financing programs for utilities such as JCP&L, Atlantic City Electric, Eversource, AEP Ohio, Xcel Energy, etc. and othersIndustry background

Residential Financing Market

- The annual home improvement market is in excess of $250 billion (Joint Center for Housing Studies, Harvard University[1]

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[1] https://www.jchs.harvard.edu/press-releases/residential-remodeling-continue-steady-expansion

- More than half of all home improvements are financed, 11% of this are financed with point of purchase financing other than credit cards (bankrate.com).
- NEIF's principal competitors like Synchrony, GreenSky and EnerBank focus on short term promotional financing programs ("Zero %") with high costs to the contractors.
- NEIF focuses on transparent, fixed-rate installment financing with no or low- cost to the contractor.
- NEIF required share of the market to hit its planned maximum volume and sustained profitability is estimated to be 0.25% (less than a quarter of one percent)

NEIF experiences indicate that financing options for core energy and resiliency improvements remain unfocused and fragmented

- Approximately, 80% of all energy-related improvements are "reactive" – that is, they are a response to a heating or cooling system outage or other urgent upgrade.

- For many homeowners, these "reactive" home improvements ($2,500 to $25,000) come as a surprise, un-budgeted major capital expense and can often fall into the consumer's financing "twilight zone" – too big for a credit card, too small for a home equity loan.

- Credit cards, short-term promotional programs, or cumbersome traditional financing do not address the needs of buyers and contractors looking for fast turn-around, fair pricing and longer-term affordability for a major capital purchase in energy-related improvements.

- Because a reactive improvement is time sensitive and consumers may have limited, less-than-affordable or inefficient financial options available to them, they often are only able to afford cheaper and less efficient systems or improvements.

- Small and mid-size commercial borrower(s) face similar hurdles with limited and mostly short-term payment options available.

Existing products and providers do not fully address the financing needs of the multi-billion energy and resiliency improvement market

- Large National Banks and Finance Companies offer sophisticated point of purchase programs for contractors, but are generally focused on "promotional" finance programs with high costs and dealer fees that may result in a hidden finance charge to consumers. For most of these programs, lenders' energy improvements are just another line item to finance like hot tubs and All-terrain vehicles (ATV)s. Additionally, there is no motivation to integrate with utility or other energy programs, or provide specific energy industry know-how to consumers and contractors.

- Fintech platforms and internet lenders need massive volume to feed venture capital and private equity investor returns, requiring them to focus on large, high cost improvements like solar. Access to loan capital is based on the "big Wall Street banks" interest to provide financing and price. While some fintech lenders offer financing for basic energy improvements, it is typically treated as an "add-on" and not a core product.

- Local Banks and Lenders commonly focus on home equity loans or financing products that are more complex and require a longer time to process, making them unresponsive to the immediate needs of the consumer. They are generally not engaged in point-of-purchase financing, contractor network development and management, or energy-specific program administration.

Why invest in NEIF

NEIF has extensive energy, lending, compliance and regulatory knowledge led by a leadership team with decades of experience

- The NEIF management team is made up of energy finance veterans, with decades of industry and innovation and lending legacy dating to 1947.

- The team has collectively completed over $900 million in energy lending.

- Peter Krajsa, Co-Chair and Founder - Previously CEO of AFC First, a groundbreaking energy efficiency lender founded in 1947 with over 6,000 participating contractors, creators of Pennsylvania's Keystone HELP, the national EnergyLoan program, and many other market-based and state- and utility-backed financing programs. He successfully sold AFC First to Renew Financial, the creator of PACE financing, in 2015. Peter has over 30 years of industry experience.

- Matthew Brown, Co-Chair and Founder - Founder and Principal of Harcourt Brown & Carey and HBC Energy Capital, the nation's top designer of energy finance programs for States and Utilities, including California, Michigan and many others. Matthew has over 25 years of industry experience.

- Laura Nelson, Chief Operating Officer - Previously CFO of AFC First, and VP of Renew Financial and Deutsche Bank. She was instrumental in the creation of the national Warehouse for Energy Efficiency Lending and has been involved in financial management, operational controls, process improvement and regulatory and investor compliance. Laura has over 20 years of industry experience.

- Tessa Shin, Vice President, Lending and Programs – Former Director of Lending and Programs at AFC First and Renew Financial. Tessa has over 15 years of industry experience.

- Teri Stoffey, Vice President, Accounting and Servicing – Former Accounting Manager at Renew Financial, and former Director of Process and Reporting at AFC First. Teri has over 10 years of industry experience.

- Randy Bak, Senior Director, Business Development - Experienced national dealer and channel sales professional formally with Renew Financial, Toshiba and other technology companies.

- Jensen Handwork, Senior Director, Commercial Programs and Training – Foundational experience working in all aspects of commercial energy lending and utility programs.

- Trey Muffet, Senior Director, Business Development– Innovative program developer and energy efficiency expert.

- NEIF currently has 34 employees.

NEIF team members have been part of the development of the nation's most innovative energy financing programs

- NEIF is a trusted brand among contractors that seek a transparent, monthly payment option for customers.

- NEIF is well-known in the energy industry and has worked closely with utilities, state green banks, state energy offices, utility program implementers and others, including programs and partners such as: Pennsylvania Treasury –Keystone HELP, Pennsylvania Energy Development Authority, Efficiency Maine, Connecticut Green Bank, Eversource, United Illuminating, Michigan Saves, Energy Kinetics, LG Pr-Direct, Briggs & Stratton P&N Distribution (Rheem), PECO, WHEEL, FannieMae, HUD PowerSaver, California Treasurer & Utilities, Delaware Sustainable Energy Utility, West Penn Power Sustainable Energy Fund, The Sustainable Energy Fund, Philadelphia Energy Authority, ComEd, Ameren, Duke Energy, JCP&L, Exelon, ATAS International, Rocky Mountain Power, Xcel Energy, Sacramento Municipal Utility District, Marin Clean Energy, Atlantic City Electric, and AEP Ohio.

NEIF's business model combines recurring revenue and transaction fees

- NEIF earns recurring revenue on its loan servicing portfolio and retainer contracts, and transaction fee revenue on loan origination, contractor management, and other services.

- For selected loan products, NEIF originates and funds loans to homeowners and businesses for eligible energy and resilience improvements installed by qualified contractors. NEIF sells the underlying loans into pre-committed capital pools. NEIF retains ownership, for the life of the loan, of a loan servicing origination and spread for account management, payment processing, collections and reporting, as well as a program management spread for contractor management, training, improvement qualification, and reporting. These spreads are paid out of the loan yield on the outstanding balance of the loan portfolio and range from 1.5% to 4% annually depending on the level of services.

- NEIF receives monthly retainers from utilities and other programs. Services include the management of lending activities for a utility's commercial and small business initiatives, and range from $1,000 monthly to $5,000 monthly depending on the level of service.

- NEIF provides premium subscription services to contractors for preferred access to sales tools, NEIF's proprietary financing portals, and additional marketing services.

- A $25 million servicing portfolio, for example, would be projected to generate about $2 million in lifetime servicing revenue. This assumes $25 million in loans originated results in $2.088 million in servicing revenue based on an 87-month average life and 2.49% spread.

- NEIF originates commercial transactions for financing products provided by third-party lenders that enhance NEIF's product offerings. Examples include larger loan amounts or different financing structures like commercial Property Assessed Clean Energy (PACE), Power Purchase Agreements (PPA), working capital lines of credit for contractors, and certain types of lease arrangements. NEIF receives a funding transaction fee of 1% to 4% of the loan amount.

- NEIF earns processing fee revenue and profit participation for advance payment to contractors for utility and government rebates through its interest in RB Funding, LLC (Rebate Bridge).

- NEIF is a licensed or compliant lender in all the states in which it operates. It maintains a full origination and servicing operation, deriving revenue for ongoing servicing fees, origination and placement fees paid by capital sources, retainers by utilities, and service fees paid by programs.

- NEIF is a 50% owner and administrator of RB Funding, which provides advance funding on rebate and other cash-flow programs for contractors under the Rebate Bridge product line.

NEIF has built robust partnerships, alliances and integrations

- Aggregation and forward purchase commitment of community bank, credit union, foundation, and socially responsible investor capital provides access to low cost, sustainable and diverse sources of funding.

- Alliances and integration with state green banks, utilities and others provide access to deal flow, to credibility and to subsidy funds that reduce loan rates, enhance marketing and increase contractor usage.

- State-of-the art origination, contractor support and servicing technology enhances contractor close rates, consumer uptake of energy improvements, and loan payment performance.

- The NEIF team understands the nuances of energy efficiency and resilience marketing and lending and how to build strong contractor and sponsor relationships that use financing to drive sales of energy efficiency with effective sales training and integrated marketing.

NEIF has a high focus on risk management and lending compliance

- Management has deep consumer lending experience with systems and documents that are fully compliant and current. Origination and servicing comply with regulations & bank partner expectations.

- The business model is built on controlled and sustained growth derived through systematic deployment through contiguous geographic areas or related vertical channels. Projections are based on receiving 0.75 applications per month for each approved contractor, with a pull through rate of 35%. These metrics are based on management's previous experience in an identical business line and have been consistent since NEIF's founding.

NEIF is successfully creating high-performing loans for a wide variety of energy and improvement loans, as well as helping to create affordability across a diverse group of income demographics

- Strong credit: The average credit score for all energy and resiliency funded loans by NEIF to date is 757 (2024 data). Annual charge-offs are historically less than 1%.

- Strong repayment performance: The 30-day delinquency for all standard NEIF loans is less than 1.0%, (anticipated losses are 0.90% annually based on historical performance metrics for similar portfolios originated by NEIF's management at previous companies).

- Serving all income levels: NEIF serves all income levels including low-to-moderate income borrowers – AND maintains an industry-leading low delinquency rate. NEIF 30-day past-due energy efficiency loans as of 12/31/24 are less than 0.82% of portfolio vs. the national average of 2.75% based on Federal Reserve data.[2]

- Diversified projects: 84 % of NEIF's loans have been for efficient heating, cooling, electrification and related improvements and 20% have been for insulation and other building envelope measures (2024 data).

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[2] https://www.federalreserve.gov/releases/chargeoff/delallsa.htm Accessed 14 April, 2024. Data for December 2023.

- Reducing carbon emissions and energy costs: A typical financed residential project reduces energy use by 5-10% and commercial energy use by 15% or more based on Department of Energy data.[3]

- Funding spread across diverse income demographics: For all energy and resiliency funded loans by NEIF, 21.00% have been for low income (less than 80% of Area Median Income), 26.00% have been for moderate income (between 80% and 120% of Area Median Income) and 53.00 % have been for above moderate income (greater than 120% of Area Median Income. (2024 data)

Directors, Officers, and Employees

Directors

Peter J. Krajsa

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

Matthew H. Brown

Dates of Board Service: July 2017-present

Principal Occupation: Co-Chair and Founder, Managing Member

Employer: National Energy Improvement Fund, LLC

Dates of Service: July 2017 - present

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[3]

https://www.energy.gov/energysaver/articles/how-much-can-you-really-save-energy-efficient-improvements
https://www.energystar.gov/buildings/facility-owners-and-managers/existing-buildings/save-energy/find-cost-effective-investments

Officers

The term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

<u>**Peter J. Krajsa**</u>

Peter Krajsa, Co-Chair and Managing Member, is a recognized innovator in energy efficiency finance for over two decades. Peter spear-headed the creation of a number of major national energy finance programs as CEO of AFC First Financial Corporation, a specialty residential energy efficiency lender, operating programs nationally with a network of over 6,000 participating contractors. Most recently, he headed national channel business development for the innovative energy lender, Renew Financial, which acquired AFC First in 2015, as part of its national expansion plans.

As CEO of AFC First, a company founded by his parents in 1947, Peter led the development of the company's national EnergyLoan® program as one of Fannie Mae's approved lenders; created the Keystone Home Energy Loan Program in cooperation with the Pennsylvania Treasury Department, DEP and PHFA, which laid the foundation for WHEEL, (Warehouse for Energy Efficiency Loans), the world's first investment grade rated securitization of a portfolio of unsecured energy loans, the Connecticut Solar Leasing program which is the nation's first state sponsored solar leasing program, and many other state, utility and manufacturer financing programs, including on-bill financing programs in Connecticut and Illinois. After running AFC with his brother, primarily as a mortgage banker and direct lender, Peter moved the company exclusively into energy efficiency lending in 1999. Under his leadership, AFC First closed over $500 million in energy efficiency loans, was named by the U.S. DOE as the nation's first private Home Performance with ENERGY STAR sponsor, selected as one of five national pilot lenders for the HUD PowerSaver program, received the Alliance to Save Energy Andromeda Award and established the Green Energy Training Academy supported by the Rockefeller Foundation. He holds a B.S. Economics from the Wharton School, University of Pennsylvania.

Business Experience (list of employers, titles, and dates of positions held during the past three years with an indication of job responsibilities):

> Employer: National Energy Improvement Fund, LLC
> Title: Co-Chair and Founder, Managing Member
> Dates of Service: July 2017-present

> Employer: Renew Financial

Title: Executive Vice President

Dates of Service: October 2015-March 2017

Employer: AFC First Financial Corporation

Title: Chairman and CEO

Dates of Service: May 1978-October 2015

Matthew H. Brown

Matthew Brown, Co-Chair and Managing Member, has worked in the energy finance and policy field for more than 20 years, beginning his work with the accounting and consulting firm of KPMG in New York. He subsequently worked with an environmental, energy and finance consulting firm conducting research on viability of clean coal companies in the late 1980s. He went on to work with the City of New York, where he was in charge of establishing public-private partnerships for the financing of natural gas fueling stations, among other related activities.

In 1994 he moved to Denver where he headed the National Conference of State Legislatures energy program for 11 years. In this role, he directed a program that provided non-partisan advice on a wide variety of state clean energy policies, including renewable energy standards, tax policy, and establishment of public benefit funds, among numerous other roles. During this time, he testified in more than 35 state legislatures, as well as in front of the Federal Energy Regulatory Commission. In 2005, Matthew moved to Paris, France to begin consulting work with the International Energy Agency, focusing on renewable energy and energy efficiency. Upon his return to Colorado, Matthew built upon his background in a combination of clean energy policy and finance to develop an extensive practice that involves assisting state governments, utilities, lenders, the U.S. Department of Energy, national associations and others in the area of clean energy finance.

Matthew has led HB&C's engagement with the four California investor-owned utilities to develop and implement energy efficiency financing programs as well as a similar engagement to develop a third party financing program with utility bill collections for the Hawaii Public Utilities Commission. He had led the engagement with Xcel Energy advising on financing. Matthew has worked extensively with financial institutions to advise on deployment of capital through loans and leases for clean energy in the western United States as well as nationally. Matthew's expertise in advising governments that are looking to support financing program development has led to the development of multiple public-private partnerships between state governments and private capital providers and lenders. Matthew holds a BA from Brown University and an MBA from New York University's Stern School of Business.

Business Experience (list the employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC

Title: Co-Chair of the Board and Founder, Managing Member

Dates of Service: July 2017-present

Employer: Harcourt Brown and Carey

Title: Founder and Principal

Dates of Service: January 2011 – present

Laura Nelson

Laura Nelson, Chief Operating Officer and Founding Member has been involved in financial management, operational controls, process improvement and regulatory and investor compliance for over fifteen years. Most recently she was Vice President, Financial Operations for Renew Financial where she was engaged in all financial aspects of unsecured and PACE lending prior to Renew's acquisition of AFC. First in 2015, she served as AFC's Chief Financial Officer. As AFC's CFO, she oversaw all investor reporting to states, utilities and financial institutions as well as managing systems, IT, licensing, accounting and compliance. She was previously Vice President, Corporate Actions Department at Deutsche Bank, and worked in mutual fund accounting at State Street. She holds an MBA from Boston College and a BSBA from Bucknell University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC

Title: Chief Operating Officer

Dates of Service: July 2017-present

Oversees all operations including lending, compliance and regulatory matters.

Employer: Renew Financial

Title: VP–Financial Operations

Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation

Title: Chief Financial Officer

Dates of Service: February 2011-October 2015

Employees

NEIF currently has 34 employees. Two senior employees are profiled below.

Tessa Shin

Tessa Shin, Vice President – Lending and Programs has helped develop and manage some of the nation's most innovative energy financing programs including Keystone HELP and on-bill programs in Connecticut and Illinois. Most recently she was Director of Unsecured Lending for Renew Financial and prior to Renew's acquisition of AFC First she was AFC's Director of Lending and Programs where she managed policies and procedures for AFC's energy efficiency lending programs as well as AFC First's Home Performance with ENERGY STAR and Power Savers programs. She has earned her BPI Building Analyst designation, and holds a B.S. from Cedar Crest College.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

> Employer: National Energy Improvement Fund, LLC
> Title: VP– Lending and Programs
> Dates of Service: July 2017-present
>
> Employer: Renew Financial
> Title: Director of Unsecured Lending
> Dates of Service: October 2015-June 2017
>
> Employer: AFC First Financial Corporation
> Title: Director of Lending and Programs
> Dates of Service: February 2011-October 2015

Teri Stoffey

Teri Stoffey, Vice President – Accounting and Servicing has had leadership roles in both accounting and loan servicing management, overseeing general ledger, audit and internal systems and controls as well as loan level servicing reporting and financial compliance for relationships with states, utilities and capital sources. Most recently she was Accounting Manager for Renew Financial, and prior to Renew's acquisition of AFC First, she was AFC's Director of Process and Reporting. She holds a B.S. in Business Administration/Accounting from Bloomsburg University and an MBA with a concentration in Accounting from DeSales University.

Business Experience (list of employers, titles and dates of positions held during the past three years with an indication of job responsibilities):

Employer: National Energy Improvement Fund, LLC

Title: VP– Accounting and Servicing

Dates of Service: July 2017-present

Employer: Renew Financial

Title: Accounting Manager

Dates of Service: October 2015-June 2017

Employer: AFC First Financial Corporation

Title: Director of Process and Reporting

Dates of Service: November 2011-October 2015

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of an offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities were issued under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company Risks

Limited operating history — The Company and its Business (defined below) are continuing to be developed, in part, with the proceeds of the Offering. The Company, which was organized in 2017 and began to operate in 2018, has a limited history of operations or earnings.

Benefit company — As used herein, the term "Business" shall refer to operating as a "Benefit Company" by engaging in certain activities for the general public benefit, including promoting energy savings by increasing and improving access for affordable financing of energy efficiency, and resiliency improvements for consumers and business. As used herein, "Benefit Company" shall generally refer to an entity that: (i) has an expanded purpose beyond maximizing "share value" to include general and/or specific public benefits explicitly; (ii) is required to consider and balance the impact of its actions not only on its equity holders but also on the general public; and (iii) is required to make available to the public certain benefit reports that assess the entity's overall social and environmental performance. The Company operates as a Benefit Company, which means, among other items, that the Company may consider factors other than maximizing profit and "member equity" when making business decisions, including, but not limited to, general or specific public benefits. Any such decisions may adversely affect the profitability of the Company and/or the ability of investors to realize a return on their investments.

The Company faces significant competition — Other persons and entities in the geographic area to be served by the Company are currently engaged in businesses or providing products or services that are similar to, or competitive with, the Business of the Company (a "Competitive Business"). In the future, additional persons or entities may also become engaged in Competitive Business activities in the geographical area of the Business. The Company is operating in an extremely competitive lending environment. In addition, future competitors may enter the Company's line of business. The Company's competitors may offer services which the Company does not offer or plan to offer, and may have substantially greater resources, name recognition and market presence that benefit them in attracting business. Such competition may adversely impact the profitability of the Company.

Lack of energy efficiency and resilience financing/loan transactions — The Company's revenue will be closely related to the number of energy efficiency and resiliency financing/loan transactions in which it participates. A lack of financing transactions, or defaults under any such financing transactions, would have a direct adverse impact on the ability of the Company to meet its obligations.

General economic conditions may have a significant impact on the Company's financial condition and operating results — The success of the Company depends in large part on general economic conditions. Adverse changes in the economy could reduce the growth rate of the

Company, impair the Company's ability to collect loans, and generally affect the Company's financial condition and results of operations. Any sustained economic downtown could: (i) reduce the demand for the Company's services; (ii) lead to increased instances of loan defaults; and/or (iii) influence other factors which could negatively impact revenues. The Company will primarily provide unsecured energy efficiency loans for residential projects as well as brokering both unsecured and secured financing for commercial projects. The Company's unsecured products are largely based on the Fannie Mae underwriting standards and performance characteristics which historically provided annualized loss rates of less than 1%, far lower than traditional unsecured lending. The risks associated with unsecured loan originations include, without limitation, the lack of collateral with value to offset credit exposure in a loan default scenario, credit quality, and access to capital. The Company focuses on these types of programs because of market expectations, point-of-purchase loan delivery requirements, and the transaction speed necessary for equipment replacement projects i.e., heat pump replacement in winter where a customer has no heat.

The Company's revenue stream and ability to generate new programs is dependent on its ability to generate a high-quality loan portfolio — While the credit risk associated with these loans generally resides with the capital source, it is the Company's business risk that loan performance drives revenue through its program management fee. A significant increase in loan defaults would have a negative impact on the Company, its profitability and its ability to pay preferred stock dividends. Loan quality is directly impacted by underwriting standards applied by the Company in approving borrowers for financing of energy efficiency and resiliency improvements. Weakening these underwriting standards could lead to a higher level of defaults than has been the case historically, which could impact the Company's profitability and its ability to pay any distributions to Members. The Company takes no credit risk in its commercial finance brokerage activities.

The Company is dependent on outside capital sources to provide permanent financing for the loans it generates. An economic downturn could impact capital markets by making capital more expensive or unavailable, thus interrupting the Company's business model and impacting its ability to operate profitably or impacting its ability to pay Distributions on the Certificates. The Company relies on servicing rights, and forecasts expected revenue streams that may not result as expected. An adverse impact on the Company's retained servicing rights would have an adverse impact on future revenue streams and impact the Company's ability to operate profitably and pay Distributions on the Certificates.

Without limiting the foregoing, the Company estimates the value of its servicing rights on an annual basis, taking into account underlying characteristics of the loans it is servicing, including, without limitation, prepayment speeds, default rates, cost to service loans, and an implied present value factor to state the current value of expected future revenue streams. Any material change in these forecasts (or the actual results of such forecasts) could result in an adverse impact on the

Company's (i) retained servicing rights, (ii) future revenue streams or available cash, and/or (iii) the Company's ability to operate profitably and/or satisfy its obligations (including, without limitation, any obligations under the Certificates).

Risks related to minority ownership factors: A majority of the Company is owned by a small number of owners — Beneficial Owners (holding 20% or more of the Company's outstanding voting equity securities) own 100% of the Company. Subject to any fiduciary duties owed to other owners or investors under Pennsylvania law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company actions. They may have interests that are different from yours. Importantly, they can influence the approval to pay cash distributions to Preferred Classes. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their Company, or support or reject other management and board proposals that are subject to owner approval. Holders of the Certificates are minority owners with no voting rights. They will not have an input on decisions made by the Board and/or the Principal Shareholders. Investors in this offering may have fewer rights than other investors.

Risks Related to Certain Corporate Actions: Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

Preferred Equity Risk

Preferred stocks are equity securities, just like common stocks. The dividend or distribution payments on preferred stocks must typically be paid before any dividends can be paid to common stockholders. The dividends and return of principal are not guaranteed by the Company in the same way that interest payments and return of original investment on the Company's bonds are guaranteed. If the Company misses an interest payment on its bonds, it is in default of its bond agreement, and bondholders can sue the Company. If the Company misses a preferred dividend or distribution payment, it's not in default.

Uncertainty around the timing and size of Distribution Payments. There is no defined maturity. Preferred securities receive Dividend or Distribution Payments whose timing and size is determined by a waterfall for available cash, defined in the Company's Operating Agreement, and prior to distribution must be approved by the Board. While a Company may intend to pay distributions based on a specific schedule, the actual schedule of payments will be dependent on how the Company is performing, ability to access cash, among other variables. It is possible that the Company would need to delay payments for one quarter or many quarters or for an undefined period of time. Investors cannot rely on this cash flow in the same manner they could for a fixed income investment. Investors may never receive interest (dividends) on their original investment amount or their original investment amount back.

Limited Upside potential -- While the ability to make timely and complete Dividend or Distribution Payments is generally supported by good operating performance and increased value in the Company's equity, the Certificates do not include any equity-related upside or bonus, unlike other Classes of Preferred securities may be structured, or most commonly with Common Stock.

Interest rate and Market risk — The Preferred CF 2.0, while equity certificates, do have debt-like features in that they seek to meet a 7 year amortization schedule and have a stated interest (dividend) rate. Interest rates fluctuate over time and may go up or go down. If interest rates more generally go up for a similar investment in the future, this investment will maintain its original lower rate. Subject to any applicable restrictions on the transfer of such Certificates, if an investor desires to sell their Certificate to someone else, a third-party, such third-party may require a discount from the investor's original or un-returned principal investment amount, which would cause them to potentially realize a loss on their investment.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and the demand for securities that themselves are riskier inherently.

Any investment is subject to general market risk. Market risk is the impact of the overall condition of financial markets. When the markets are doing well, that sentiment generally carries over to individual securities - and vice versa. Geopolitical, economic, and other uncertainties can impact the markets significantly, creating increased volatility. Generally, volatile markets can be a cause for reduced valuations of companies and investments. Inflation and interest rate risk can operate separately or in tandem. Interest rate risk impacts a business by potentially increasing their costs to do business e.g., borrowing costs. If you couple this with a rise in rates due to inflation, then the value of the dollars the company earns are worth less. Not all businesses can pass on higher costs to their customers. And this increases the possibility that demand is reduced and that customers may pull back from purchases.

Call risk — The Certificates, at the option of the Company, can be redeemed at any time with no penalty to the Company. At the time the Company calls your Certificate and pays you the un-returned principal back and interest owed, you may find when you reinvest your money, current interest rates are lower, and your new investment will carry a lower interest rate. And, there is a risk that when interest rates are lower, the Company may want to call the security.

Priority of Payment risk — The Certificates are a form of equity and any distribution and/or liquidation rights under the Certificates, are unsecured obligations of the Company that are "subordinated" (i.e., junior in distribution priority and liquidation preference) to the rights of all currently existing, and potentially future, senior classes of equity or debt securities of the Company (currently, the Class A Units, the Class B Units, Class E, Class CF and Class F Units). Therefore, the Company's obligations to the holders of any existing, and potentially future, "senior" classes of securities must be satisfied in-full before payment can be made on the Certificates. Accordingly, there can be no assurance that the Company will have sufficient cash flow to pay its other operating expenses and/or obligations, and, therefore, investors may realize a loss, which could be substantial, on their investment in the Certificates. For the avoidance of doubt, no assurance can be given that a Class CF 2.0 Member will realize their anticipated return on said investment, or any return at all, or that said Class CF 2.0 Member will not lose their entire investment. In addition, given the Certificates have no voting rights, they can not influence the Company in a manner that benefits the Certificate holders.

Additional Issuance or Repurchase of Securities

The Company may issue additional securities – securities can range from debt obligations to equity obligations. They could be higher, pari passu, or lower down in the payment waterfall. This may reduce cash available to pay dividends to the Class CF 2.0 investors. The Company may repurchase securities from time to time. Any repurchase of securities potentially reduces the Company's available funds to existing and outstanding security holders.

A sale of the Company or of assets of the Company

A sale of the Company may be at a lesser value than the valuation you might expect for the Company. A sale of assets may decrease the valuation of the Company, reducing the value of the Certificates. Certificate holders and minority shareholders will have no rights to influence the decision to sell the Company or assets of the Company.

Valuation risk — While the Company believes that the interest rate that is applicable to the Certificates is generally reflective of market terms for an investment of this nature, there is currently a very limited market of comparable offerings to reference. Unlike listed companies that are valued publicly through market-driven trading, the valuation of securities of private companies, especially startups or in early stages, is difficult.

There can be no assurance that the Company will ever provide liquidity to Purchasers through either a Change of Control event or a registration of the Securities. While this Class CF 2.0 of Preferred Units has an expected pay-back of original investment, thus reducing the importance of having a liquidity event that other classes of Preferred securities might have, it is important to understand that there can be no assurance that any form of merger, combination, or sale of the Company will take place, triggering a Change of Control redemption of the Certificates under the terms of the Operating Agreement, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, you may be unable to register the Certificates for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that you are unable to effect a registration, Purchasers could be unable to sell their Certificates unless an exemption from registration is available, as outlined in the Subscription Agreement.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

General Crowdfunding Risks

Speculative — Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity — Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions — Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure — The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The

Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Investment in personnel — An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should also be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud — As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Lack of professional guidance — Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through crowdfunding may not have the benefit of such professional investors.

Raising Additional Capital

The Company may have difficulty obtaining additional funding and cannot assure investors that additional capital will be available to the Company when needed, if at all, or if available, will be obtained on terms acceptable to the Company. If the Company is not able to raise capital to pursue its business plans, the Company may not have the cash to provide security holders a return on their investment. If the Company raises additional funds through bank loans or other debt obligations, the terms of the additional debt issued could impose significant restrictions on operations. If adequate funds are not available, the Company may have to delay, scale back, or eliminate some of its operations or development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on the Company's financial condition.

No Public Market; Restrictions on Transfer

There is no public market for and the Noteholders may be unable to sell the Securities. The Company's offer and sale of the Securities will not be registered under the Securities Act or under any state securities laws. No transfer of the Securities may be made unless the transfer is registered under the Securities Act and applicable state securities laws, or an exemption is available. As a precondition to the effectiveness of any such transfer, the Company may require the transfer or to provide it with an opinion of legal counsel stating that the transfer is legal and to pay any costs the Company incurs in connection with the transfer.

Restrictions on Transferability of Notes Will Limit the Ability of Purchasers to Transfer their Interests

Securities offered hereby will be "restricted securities" within the meaning of the Securities Act and, consequently, will be subject to the restrictions on transfer set forth in the Securities Act and the rules and regulations promulgated thereunder. As restricted securities, the Securities may not be offered, sold, transferred or delivered, directly or indirectly, unless such an exemption from registration under the Securities Act and any applicable state securities laws is available. Moreover, there will be no liquid, public market for the Securities, and none is expected to develop.

Prospective Investors Should Not Rely on the Past Success of the Company or Employees

Any prior transactions sponsored by the Company or its employees should not be relied upon by prospective investors to anticipate the success of this Offering, the Project, or the Company. Such generalizations are difficult to make, and prospective investors should not, therefore, rely on any prior transaction discussions to anticipate the success of this Offering or the Company.

No Tax Advice

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers

Change in Regulations

The Company is subject to legislation and regulation at all levels of government—federal, state, and local. Regulations are continually being reviewed and we expect that court actions and regulatory proceedings could change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on Company business.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Other Material Information

The Company has no other material information to provide.

The Offering

Purpose

The Company executes Regulation CF offerings because it desires to: (i) expand and fund its existing energy efficiency and resilience lending programs and develop new products and markets; via (ii) the creation and issuance of a new, separate and distinct offering of a class of Class CF 2.0 Preferred Equity Investment Certificates (the "Certificates" or "Class CF 2.0 Preferred Term Units" or the "Class CF 2.0 Units") that provide individual both accredited and non-accredited investors with the opportunity to invest in, and support, the Company's programmatic and operational expansion. Accordingly, the securities are intended to further the Company's work to finance more energy efficiency and resiliency projects.

Terms of the Class CF 2.0 Preferred Equity Investment Certificates.

Set forth below is a summary of the terms pursuant to which National Energy Improvement Fund, LLC ("NEIF" or the "Company") of the Class CF 2.0 Preferred Equity Investment Certificates ("Certificates"). For the full text of the Certificate, Investors <u>must</u> review the Operating Agreement (dated June 5, 2024) and attached here in Appendix 3. The Subscription Agreement's Appendix 1 also includes relevant excerpts from the Operating Agreement, and attached here in Appendix 4. Investors should **not** rely on this summary for a full understanding of the security.

For the avoidance of doubt, the term "Certificates" is used in this Form C-AR to represent the Class CF 2.0 Preferred Equity Investment Certificates which in the Subscription Agreement and the Operating Agreement may also be referred to as: Class CF 2.0 Preferred Term Units, Class CF 2.0 Preferred Certificates, Class CF 2.0 Units, or Membership Units of the Class CF 2.0.

Class CF 2.0 Preferred Equity Investment Certificates

Original Issue Price: $1,000
Incremental Amounts of $1,000

Class CF 2.0 **Preferred Equity Investment Certificates** or "Certificates",
"Class CF 2.0 Preferred Term Units" or "Class CF 2.0 Units"
Non-Voting Preferred Equity

Redeemable via 7-year Amortization

Interest Rate:
8.50% Annual Rate for investments $25,000 or greater
7.00% Annual Rate for investments of $1,000 to $24,999
Maximum Expected Return: Purchase Price plus 8.5% or 7% based on investment amount
Liquidation/Distribution Priority: Sixth
Redeemable at any time at the option of the Company

Summary

The Class CF 2.0 **Preferred Equity Investment Certificates** ("Certificates") are non-voting units of preferred equity in the Company. The Original Issue Price for each Certificate is $1000 and additional amounts in increments of $1000 thereafter.

Redeemable via a seven (7) year amortization. Subject to available cash and Board approval, the Company intends to, but is not required to, provide quarterly Distribution Payments to investors over seven (7) years (subject to extension as further described in the Operating Agreement) consisting of interest accrued on any un-returned Original Issue Price (principal) and a return of a portion of the Original Issue Price.[4] An illustrative example is provided in the Subscription Agreement's Appendix 1, Table 1.

Interest Rate: 8.5% annual rate. Interest (dividend) accrues on any un-returned Original Issue Price at an annual rate of 8.5% for original investment amounts $25,000 and above.

- **Maximum Expected Return: Purchase Price plus 8.5% .** Certificates are structured to receive an interest (dividend) rate and not participate in any equity upside

Interest Rate: 7% annual rate. Interest (dividend) accrues on any un-returned Original Issue Price at an annual rate of 7% for original investment amounts of $1,000 to $24,999.

- **Maximum Expected Return: Purchase Price plus 7.0% .** Certificates are structured to receive an interest (dividend) rate and not participate in any equity upside.

---

[4] Note, Company refers to interest payments, however, given this is preferred equity, the payments legally are a dividend.

Liquidation/Distribution Priority: Sixth. Certificates are sixth (6th) in the equity payment waterfall to receive cash payments behind certain other Preferred Securities but in front of Common Equity, as defined in the Operating Agreement.

Redeemable at any time at the option of the Company. Certificates can be redeemed by the Company at any time by paying Certificate holder any un-returned Original Issue Price plus any accrued but unpaid interest (dividend).

For the full text of the Security, review the Operating Agreement dated October 12, 2023 and attached here in Appendix 3, and a summary in the Subscription Agreement (Appendix 4).

Modification of Terms

The terms of the security cannot be modified solely by the Company once the Certificates are issued to investors. Per Regulation CF, the terms of the security could be modified by the Issuer during the raise process, but that would have ben considered a material change and require investor reconfirmation. Once the Offering has passed the Closing Date, and the securities issued to investors, the Issuer cannot modify the terms. See Appendix 1 for more information.

Limitation and Dilution of Rights

The rights of the Certificates may not be materially limited by the rights of any other security or class of security of the Company except if the Company issues additional Certificates in the future, which will not change the rights of the Certificate holders but may reduce the availability of cash to meet its obligations under the Certificates. For the avoidance of doubt, in reference to the SEC Form C request "Are there any differences not reflected in the explanation above between the securities being offered and any other class of securities of the Company?", the Company attests that there are no differences not reflected in the explanation herein, between the securities being offered and any other class of securities of the Company.

Use of Proceeds

The Company plans to use the proceeds in the following manner:

Program expansion including personnel, licensing, and operating capital

- Continue to expand contractor and partner relationships for market-based financing, particularly in states in which it is newly licensed to lend, including the Southeast, Southwest and Midwest U.S. and California.

- Fully develop new state green bank programs in Pennsylvania and other states NEIF has recently been named administrator as well as the Go Greener program in California.

- Further develop programs to leverage new federal funding for energy efficiency in the IRA and IIJA legislation.

- Continue to expand its role as administrator for utility-based financing programs.

Technology

- Broaden the reach of commercial lending, finalizing and implementing NEIF proprietary commercial lending platform.

- Complete development of a state-of-the-art residential efficiency finance portal and in-home contractor sales tools leveraging NEIF's commercial portal technology.

- Develop an integrated energy and emissions reduction tracking system for funded projects.

Marketing and Program Development

- Launch new digital marketing initiatives to attract new contractors, and new digital advertising and print portals for contractors.

- Finalize and launch a new website and contractor technology

Pilot portfolio loan programs

- Establish test programs with expanded credit criteria for low and moderate income borrowers.

Financing - paid at/before the Close of each offering.

- Raise Green Fees - Raise Green fees are 5% for investment of $1,000 to $24,999 and 3% for amounts greater than $25,000.

- Escrow fee is $1,600. (NOTE: The escrow fee is not included in the table below.)

	If Target Offering Amount Sold		If Maximum Offering Amount Sold	
	$	% of Proceeds	$	% of Proceeds
Total Proceeds	**10,000**	**100.0%**	**1,250,000**	**100.00%**
Less: Raise Green Service Fees	500	5.0%	62,500	5.00%
Less: Legal and Accounting Fees	5,000	50.0%	18,750	1.50%

Net Proceeds	**4,500**	**45.0%**	**1,168,750**	**93.50%**
Less: Program Expansion	3,000	30.0%	1,000,000	80.00%
Less: Technology	1,000	10.0%	132,750	10.62%
Less: Marketing and Program Development	500	5.0%	25,500	2.04%
Less: Pilot Portfolio Loan Programs	0	0%	10,500	0.84%
Total Use of Net Proceeds	**4,500**	**45.0%**	**1,168,750**	**93.50%**

Table 2. Use of Proceeds across raises. The Company will adjust roles and tasks based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds set forth above, to adhere to the Company's overall business plan and liquidity requirements.

The Company - provides investors with NEIF's annual 2024 **Benefit Report** detailing its impact on 1) energy and carbon savings from efficiency improvements financed, 2) strengthening of building resilience to extreme weather events from improvements financed 3) broadening of the affordability of these improvements to all classes of income, and 4) the influence of NEIF's program's on small business development and contractor growth. Attached in the Appendix here.

Ownership and Capital Structure

Beneficial Owners

Below are the names and ownership levels of each person, as of the most recent practicable date, who are beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. Class C and Class D Common Units are the only Voting Equity in the Company, and Peter Krajsa and Matthew Brown are the two and only beneficial owners of NEIF.

Name of Holder	Number and Class of securities Now Held	% of Voting Power Prior to Offering	% of Voting Power After Offering
Peter J. Krajsa	Class C Common 300.44 Class D Common 0.05	50%	50%
Matthew H.	Class C Common 300.44	50%	50%

Brown	Class D Common 0.05		

Table 3. Beneficial Owners' ownership percentages as of December 31, 2024

Note: Class C Common is the only voting class that controls operational issues and elects the Board of Managers. Class D has no voting rights as it relates to operational issues or electing the board of managers.

Capital Structure

This is the Capital Structure of NEIF as of December 31, 2024

Class of Security	Securities Authorized	Securities Outstanding	Voting Rights
Common Units	Class C 600.88	600.88	yes
	Class D 435.12	435.12	yes - limited
Preferred Units	Class A 100.00	7.67	no
	Class A-1 250.00	250.00	no
	Class B 200.00	118.83	no
	Class E 100.00	22.67	no
	Class CF	1104.00	no
	Class F 100.00	29.00	no
	Class CF 2.0	744.83	no
	Class KEEP QNB	1 Million	no
Debt Securities*	Regulation CF	405.00	no

*Table 4. Capital Structure as of December 31, 2024. *Note: The Debt Securities had a minimum increment of $1,000 and total original outstanding dollar amount of $405,000; The latest Class CF 2.0 offering closed 10/21/2024.*

Indebtedness

The Company has warehouse and operating lines of credit and loans from officers. The Company also has subordinated debt raised in its initial Regulation CF offering.

Creditor(s) Date 12/31/2024	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Firstrust Bank	$0.00	LIBOR plus 3.5%	April, 2025 with provisions for annual renewal	Warehouse line of credit, used to fund loans prior to sale. Total amount available: $20,000,000
SBA- Covid EIDL Loan	$500,000	3.75%	January, 2052	Installment payments begin January 2024
Regulation CF Notes	$405,000	5.00%	June 1, 2026	Quarterly coupon payments

Table 5. Material indebtedness of the Issuer as of 12/31/2024

Exempt offerings conducted by the issuer within the past three years

Date of Offering (as of 12/31/2024)	Exemption Relied Upon	Securities Offered	Amount Sold ($)	Use of Proceeds
Jan 1, 2022 to Dec 31, 2024 December 22, 2017 (offering is not complete)	Regulation D, Rule 506(b)	Various classes of preferred equity (Class A,B,E, F) and common equity	$7,400,000	Company's general operations and operating expenses
Aug 26, 2024	Regulation D, Rule 506(b)	Class A-1 Preferred	$7,500,000	Company's general operations and operating expenses
Jun 5, 2024	Regulation D, Rule 506(b)	Class KEEP QNB	$1,000,000	Support of PA Keystone Energy Efficiency Program financing
October 19, 2021 - October 19, 2022	Regulation CF	Preferred Equity	$887,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs
October 31, 2022 - November 30, 2023	Regulation CF	Preferred Equity	$295,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs

					The
October 19, 2023 - December 31, 2023	Regulation CF	Preferred Equity	$447,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs	
January 11, 2024 - March 31, 2024	Regulation CF	Preferred Equity	$447,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs	
May 2, 2024 - October 21, 2024	Regulation CF	Preferred Equity	$1,145,000	Program expansion including personnel, licensing and operating capital, Technology, Marketing and program development, Pilot portfolio loan programs	

Company has raised capital from Common Equity and Preferred Equity Offerings for a total amount of $18,149,000 as of December 31, 2024.[5] These offerings are exempt from registration with the SEC, under Regulation D and Regulation Crowdfunding. The above chart shows exempt offerings within the past 3 years. *Table 6. Exempt Offerings conducted by the issuer within the past three years as of December 31, 2024.*

Related Party Transactions

The Company has no related party transactions.

Tax Considerations

Currently, National Energy Improvement Fund, LLC is a benefit limited liability corporation regarded as partnership for Tax purposes. The Company intends to treat the Class CF 2.0 Units (the

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[5] Note: See Table 6 for further details.

"Certificates") as a Preferred Class of equity under the legal definition, but will treat this class as creditors for tax purposes and report the interest to Certificate holders on a 1099-INT.

Financial Condition

THIS SECTION CONTAINS CERTAIN FORWARD-LOOKING FINANCIAL STATEMENTS AND/OR PROJECTIONS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN SUCH FORWARD-LOOKING STATEMENTS AND PROJECTIONS AS A RESULT OF VARIOUS FACTORS, INCLUDING THE RISKS TYPICALLY ASSOCIATED WITH THIS TYPE OF ENTERPRISE AND CHANGES IN THE MARKET. NEIF UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS AND PROJECTIONS THAT MAY BE MADE TO REFLECT EVENTS OR CIRCUMSTANCES THAT OCCUR AFTER THE DATE OF THIS OFFERING STATEMENT OR TO REFLECT THE OCCURRENCE OF ANY UNANTICIPATED EVENTS.

The Company's fully audited financial statements for 2024 and 2023 are provided for investors to review in Appendix 2, consistent with 17 CFR Section 227.201 - Disclosure Requirements, paragraph (t) and Instructions to paragraph (t), and in Tables 7 and 8 below, Anticipated Revenues

NEIF's revenues are based on a mix of residential, commercial, and service income streams.

These include recurring revenue derived from the servicing of residential and commercial loans (collected monthly from each loan being serviced); program delivery and administration contracts from utilities, states, and others; subscriptions for premium services; and origination fees,Project Fee Revenue is derived from transaction fees paid upon funding of commercial energy improvements, loan origination and documentation fees, bridge financing service and related fees, and program management fees. NEIF derives its primary revenue in its commercial financing from brokerage fees paid by banks and other lenders where it places loans. NEIF currently places loans with twelve lenders (as of December 31, 2024) and for this loan activity assumes no credit risks. Its other primary revenue stream is a dozen retainer agreements with utilities (as of December 31, 2024) who contract with NEIF to administer their lending programs for small business customers.

Figure 1 above provides projections for both residential and commercial loan growth.

NEIF earns revenue from its investment in RB Funding by providing interim financing to contractors for rebate funds due them and other cash-flow related issues. Capital for these programs is provided by RKB Finance, the other 50% owner of RB Funding. NEIF earns revenue primarily from administrative fees.

Assets more than doubled from 2023 increasing to $19.466 MM from $9.13 MM due primarily from an increase in Preferred Equity and Limited Used Cash from programs. Members's Equity (Net Worth) increase to $9,032 MM in 2024 vs $2.302 MM

NEIF was organized in 2017, and became operational in 2018, with planned operating losses during the startup and growth phase. NEIF became profitable and increased profits by over 300% in 2023. NEIF experienced a loss in 2024 due to a shift in its loan funding model from forward-funding to warehouse based. That is expected to be corrected in 2025 as the company institutes a more efficient forward-funding model. While Total Revenue increased nominally, limited by the shift in the funding model, increased investment was made in personnel, technology and product development to support future national expansion and potential future revenue. This investment was made largely with funds provided by new Preferred Equity obtained during this period. and development is on plan with the Company now operating energy efficiency and resilience programs in 41 states and commercial programs nationally.

Anticipated Expenses

NEIF acts as the licensed funding lender for its residential programs; it funds loans from its own capital, from warehouse lines of credit, or from funds held by NEIF on behalf of others. NEIF then periodically sells the underlying loans to capital sources where it has forward purchase commitments and retains a recurring revenue "spread" earned for the loan servicing and program administration.

Operating expenses are largely due to the investment in personnel, technology and capital costs during the start up period. Operating expenses increased by 33% from 2023 to 2024 with the largest increases being planned investments in personnel and technology. Staffing is now fully stable and able to support revenue growth, with additional hiring based on scalable variable costs for new programs. Operating expenses in technology are also limited to variable costs for new programs.

Net Income

The bulk of NEIF's revenue is earned from servicing and program administration fees (Loan Servicing fees and Commercial fees) earned on the servicing book. NEIF incurs program setup and operating program costs while related income ramps up.

Valuation

The Certificates are a preferred equity instrument and are valued based upon their respective Original Issue Price (principal amount). At the time of each offering, the Company believes that the annual interest rate applicable to the Certificates was reflective of general market terms for similar securities. The Company believes the premium over generally available seven-year bank notes of deposit reflected the equity nature of the Certificates, and the Company's lack of FDIC insurance for its obligations.

Financials

Balance Sheet							
	2018	2019	2020	2021	2022	2023	2024
Assets	Audited	Audited	Audited	Audited	Audited	Audited	Audited
Cash and equivalents	$ 1,383,265	$ 623,044	$ 919,186	$ 738,153	$ 1,186,787	$ 808,412	$ 3,733,914
Loan servicing fees receivable	$ 131,084	$ 60,904	$ 111,557	$ 133,688	$ 168,382	$ 498,842	$ 617,762
Owned loan receivables	$ -	$ -	$ -	$ -	$ -		
Other receivables	$ 8,294	$ 10,150	$ 15,050	$ 57,196	$ 70,025	$ 835,295	$ 95,833
Loans held for resale	$ -	$ 85,210	$ 7,023	$ 34,925	$ 40,876	$ 56,329	$ 2,167,917
Prepaid expenses	$ 99,741	$ 18,344	$ 16,802	$ 137,861	$ 41,213	$ 52,081	$ 51,284
Loan servicing asset	$ 519,130	$ 700,220	$ 1,013,882	$ 1,256,461	$ 1,903,467	$ 3,188,593	$ 2,997,190
Furniture and equipment, net	$ 52,767	$ 40,600	$ 28,433	$ 16,265	$ 5,123	$ 264,715	$ 489,347
Intangibles, net	$ 61,687	$ 63,815	$ 181,894	$ 234,038	$ 263,726	$ 1,846	$ 1,637
Right of use of Operating Lease						$ 350,870	$ 269,506
Security deposits	$ -	$ 7,000	$ 7,000	$ 7,000	$ 7,000	$ 7,000	$ 7,000
Investment in RB Funding, LLC	$ 6,164	$ 43,467	$ 109,277	$ -	$ 996,113	$ 388,886	$ 378,480
Limited-use assets, restricted cash	$ 505,697	$ 771,889	$ 902,883	$ 2,011,120	$ 2,419,667	$ 2,682,879	$ 8,656,879
	$ 2,767,829	$ 2,424,643	$ 3,312,987	$ 4,626,707	$ 7,102,379	$ 9,135,748	$ 19,466,750
Liabilities							
Accounts Payable	$ 201	$ -	$ -	$ -	$ -	$ -	$ -
Note payable, bank line of credit	$ -	$ -	$ 203,500	$ -	$ -	$ 250,000	$ -
Accrued expenses	$ 41,192	$ 33,139	$ 40,683	$ 95,650	$ 155,038	$ 220,752	$ 138,289
Amounts due on serviced loans	$ 530,107	$ 812,094	$ 1,047,565	$ 2,120,459	$ 2,539,472	$ 2,729,022	$ 8,602,999
Loan loss reserve	$ -	$ -	$ 92,047	$ 92,047	$ 92,047	$ 62,547	$ 60,959
Deferred revenue	$ 18,000	$ 9,000	$ -	$ -	$ -	$ -	$ -
PPP loan payable	$ -	$ -	$ 247,100	$ -	$ -	$ -	$ -
SBA Loan	$ -	$ -	$ -	$ -	$ 500,000	$ 500,000	$ 500,000
Subordinated debt	$ -	$ -	$ 171,000	$ 1,205,000	$ 1,205,000	$ 1,167,947	$ 405,000
Right of use opeating lease liability						$ 355,794	$ 277,412
Due to preferred members	$ 25,638	$ 34,726	$ 49,796	$ 57,620	$ 68,605	$ 231,151	$ 445,872
Due to common members	$ -	$ 288,461	$ 516,339	$ 649,208	$ 735,583	$ 1,310,659	$ -
Member earnout payable	$ 54,028	$ 36,586	$ 335,987	$ 318,437	$ 279,133	$ 4,877	$ 3,785
	$ 669,166	$ 1,214,006	$ 2,704,017	$ 4,538,421	$ 5,574,878	$ 6,832,749	$ 10,434,316
Members' Equity & Tangible Net Worth							
Total Members' Equity	$ 2,098,663	$ 1,210,637	$ 608,970	$ 88,286	$ 1,527,501	$ 2,302,999	$ 9,032,433
Tangible Net Worth (w/ sub-debt)	*$ 2,098,663*	*$ 1,210,637*	*$ 779,970*	*$ 1,293,286*	*$ 2,732,501*	*$ 3,470,946*	*$ 9,437,433*
Total Liabilities and Member's Equity	$ 2,767,829	$ 2,424,643	$ 3,312,987	$ 4,626,707	$ 7,102,379	$ 9,135,748	$ 19,466,749

Table 7: Audited financial results for 2019 through 2024

Liquidity and Capital Resources

As described in the Company section above, NEIF's business model combines recurring revenue and transaction fees. NEIF's main business is servicing or originating loans that generate revenues or fees over time. As of December 2024, NEIF currently services $90 million in residential and commercial loans for Efficiency Maine Trust, Pennsylvania Treasury, Firstrust Bank, Sustainable Energy Fund, Credit Union of NJ, Marin Clean Energy and others. NEIF obtains forward commitments from capital providers that will purchase or take the loans from NEIF once the loans are made. NEIF retains ownership of loan servicing rights for the life of the loans. This enables NEIF to grow its business with less capital and risk than if they kept the loans in their portfolio. NEIF has ongoing purchase commitments from Efficiency Maine Trust, Eversource, , QNB Bank, First Harvest CU, Credit Union of NJ and a warehouse facility from Firstrust Bank, to fund its anticipated loan volume. NEIF is currently finalizing additional funding sources for anticipated utility and other subsidized programs. It has additional programmatic funding relationships for targeted residential programs and numerous other capital partners for its commercial program.

NEIF was capitalized with over $15 million of investment by management and private investors in its Private Offering which, as planned, the Company expects will cover start-up and operating expenses while ramping toward sustained profitability. NEIF has raised an additional $3 million through Regulation CF and private offerings.

NEIF has current operating cash of $3.73 MM and $8.656 MM of limited purpose cash (as of December 31, 2024) and will use proceeds of its Private Offering and Class CF 2.0 Preferred Investment Certificate Offerings to supplement revenue in order to meet any deficiencies in operating expenses. The proceeds are not critical to the viability of NEIF.

The proceeds will be used to provide operating capital as well as for pilot loan programs in energy efficiency and resilience lending which NEIF may keep on its balance sheet or sell to third party investors as described in the Use of Proceeds section. NEIF has access to its credit lines, potential asset sales and additional officer investment to supplement any short term cash needs. Given these sources of cash and the Anticipated Expenses described in this Form C-AR, NEIF does not anticipate a cash shortfall.

Regulatory Information

Tax

Investors will be provided with tax information on an annual basis related to their investment. It is important that investors keep their information up to date with the Company during the life of the investment in order to receive this information on a timely basis.

The Company intends to treat the Class CF 2.0 units (the Certificates) as a Preferred Class of equity under the legal definition, but for tax purposes will treat this Class as creditors and report their interest to them on a 1099-INT. Investors should consult with their tax advisor regarding tax treatment of any Distribution Payments.

Disqualification

No Disqualifying event has been recorded in respect to the company or its officers or directors.

Ongoing Reporting Requirements

The Company will file a report with the Commission annually and post the report on its website (see "The Company"), no later than 120 days after the end of each fiscal year covered by the report. The issuer may terminate this reporting obligation in the future in accordance with Rule 202(b) of Regulation Crowdfunding (§ 227.202(b)). Eligibility for termination occurs when one of the below conditions is met:

1. The issuer is required to file reports under section 13(a) or section 15(d) of the Exchange Act (15 U.S.C. 78m(a) or 78o(d));
2. The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
3. The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4. The issuer or another party repurchases all of the securities issued in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. The issuer liquidates or dissolves its business in accordance with state law.

The Company has posted an Annual Report for each of the years 2021, 2022, and 2023 per Regulation CF and will post this 2024 Annual Report on EDGAR, the SEC's website, and subsequently on its website https://www.neifund.org/. The Company has also provided a copy of their Audited Financial Statements for 2023 and 2024 in Appendix 2.

Compliance Failures

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Financial Statements for Fiscal Years 2024 and 2023

The Company's fiscal year ends on December 31.

Financial statements provided here are prepared in accordance with U.S. generally accepted accounting principles and must include balance sheets, statements of comprehensive income, statements of cash flows, statement of changes in stockholders' equity and notes to the financial statements. If the financial statements are not audited, they shall be labeled as "unaudited."

Appendix 1. Important Information About the Crowdfunding Process

Investors should read carefully.

Delivering Securities to Investors

The Company worked through Raise Green's FINRA compliant regulated Funding Portal to conduct the Regulation Crowdfunding offer of securities. Securities   delivered through electronic transmission.

NEIF maintains the ongoing record of investors for each offering they conduct under Regulation CF. Any questions related to an investor's holding should be directed to NEIF.

Certain of the information below has been carried into the Annual Report from the original Form C and is provided for information only.

Remuneration for Raise Green

Remuneration for Raise Green is only paid if a raise is successful in meeting its target amount.

Raise Green received a flat 3% success fee on investment amounts that are referred by the Issuer and are at or above $25,000, and a flat 5% success fee on all other investment amounts in the Offering at closing. Raise Green received a flat fee of $1,600 for Investor Transaction Processing, which was withdrawn directly from the escrow account before disbursing funds to the Company.

Investing Process

To invest in an offering, Investors must have an Account with Raise Green. Raise Green collects certain personal information to run a Know-Your-Customer and Anti-Money Laundering check on each investor at no cost to the investor. An individual must be 18 years of age to invest. After you select to invest on the Raise Green investor Marketplace, if you do not already have an Account set up, you will be asked to provide certain information to enable Raise Green to set up your Account. You will also need to sign a Subscription Agreement for the investment you have selected in order to purchase the Securities and select your payment method. The Purchaser's funds for payment will be deducted and then held in escrow with North Capital Private Securities, an independent escrow facilitator, during the Raise.

Subscription Agreement

Subscription Agreements are an investor's application to participate in the crowdfunding offering and include the Terms of the investment attached as Appendix 1 to the Subscription Agreement. It is a two-way agreement between the issuer to sell and the investor to purchase an agreed-upon amount of securities at an agreed-upon price. A Subscription Agreement is typical with private security offerings like those under Regulation Crowdfunding. The Subscription Agreement is not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds for the investment amount will be returned without interest or deduction. Certain payment methods may have additional fees that will be disclosed at time of purchase; those additional fees will be returned to the investor if their transaction is canceled.

Investors should keep a copy of the Subscription Agreement. However, once the securities have been sold to the Investor, a completed transaction, the Issuer maintains the records of security ownership. Investors should keep the Issuer up to date with their contact information. If the investor is looking to sell or transfer their securities, they should reach out to the Issuer. See section below.

Progress during an Offering

Raise Green investor marketplace will display on the issuer's Offering Page, an investment progress bar and Updates regarding the Offering. For those with investment commitments in the offering already, you will receive certain email notifications from Raise Green. Investors can ask questions of the Issuer during the offering period on the "Q&A" (also referred to sometimes as the Forum) tab on the Issuer's Offering Page. You must be signed into your Raise Green Account in order to be able to ask your question, however.

Target Offering Amount and Maximum Offering Amount - During an Offering

A company selects a minimum Target Offering Amount for a raise and may also select a Maximum Offering Amount. If the total amount of investor commitments does not meet or exceed the Target Offering Amount by the deadline for the Offering (Close Date), the Offering is canceled, no securities will be sold, investors will receive a full refund of their investment commitment, with no interest or deductions, and the issuer will not receive funds.

Cancellation During an Offering

During an offering period, investors may cancel an investment commitment until 48 hours prior to the deadline or close date of the offering.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

Once the securities have been sold and issued to investors, investors cannot cancel their investment.

Early Close, "Rolling" Close, and Material Changes During an Offering

Raise Green, as the intermediary conducting the offering, will notify investors when the Target Offering Amount has been met.

If the issuer reaches the Target Offering Amount in settled funds prior to the Offering Close date, the Offering has been available for investment for at least 21 days, there are at least 10 days left before the Offering's Close Date, and the Company continues to meet or exceed the Target Offering Amount in settled funds on the date of the expedited Offering deadline, the issuer may choose to close the offering at an earlier date i.e., an "**Early Close**". Raise Green will provide notice to all potential investors of the Early Close date via the Update Section on the Offering Page, and to all investors with investment commitments in the Offering via email, at least 5 business days before the Early Close date (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The notice will inform investors of: the anticipated Early Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Early Close date, and whether the Issuer will continue to take commitments during the 48 hour period.

If the Offering has reached 120% of the Target Offering Amount in settled funds, the Company may also choose to conduct the first of a series of closes i.e., "**Rolling Close**", if RG consents and proper thresholds and requirements have been met. Each Rolling Close will follow the same process as if it were an Early Close, except the Company will continue to accept investment commitments after the Rolling Close has been completed. After the initial Rolling Close, provided that the Offering has met the proper thresholds and requirements. Subsequent Rolling Closes generally occur after a period of time from the previous Rolling Close or based on hitting a minimum additional investment amount threshold. As with the one-time Early Close, for each Rolling Close, the Raise Green on behalf of the Company must provide notice to all investors and in email to investors with investment commitments, at least 5 business days in advance of the Rolling Close date. The notice will inform investors of: the anticipated Rolling Close date, their right to cancel an investment commitment for any reason up until 48 hours prior to the Rolling Close date, and whether the Issuer will continue to take commitments during the 48 hour period. All investment commitments included in the Rolling Close will receive a countersigned subscription agreement from the Company and email communication as evidence of their purchase transaction, and the Company will receive the funds from those investment commitments from the Escrow Bank. Once a Rolling Close has been conducted, any investors whose investments have been confirmed via a countersigned Subscription Agreement and whose funds have settled in escrow and been disbursed through the company are now investors in the Company. If an investor's investment commitment was completed in a Rolling Close, and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period.

In the case of a material change to the issuer or offering terms during a raise, any investor with a commitment in the Offering will receive a notification via their email on file of this material change and that their investment will be canceled unless the investor reconfirms his or her investment within five (5) business days of receipt of the notice. If the investor fails to reconfirm the investment within the five (5) business days, the investment will be canceled, and a notice of the cancellation and reason will be sent to the investor. Raise Green will direct the investor funds for the amount of the investment to be refunded if they have been debited, without interest or deduction. In the case of a Rolling Close, if there is a material change to the Company or the Offering post the Rolling Close Date, investment commitments that were included in the Rolling Close do not have the right to cancel their investment anymore as they are already investors in the Company.

Oversubscribed During an Offering

If the Offering is oversubscribed e.g., the investor interest is over the Target Offering Amount, the issuer plans to allocate investor commitments on a first-come first-served basis. The Company is under no obligation to, but may choose to, accept any additional subscriptions for the Certificates once the Company has received subscriptions for the maximum amount of the offering. Investors should take this into consideration when they consider the timing of placing their investment commitment.

Restrictions on Transfer of the Securities

The securities may not be resold, pledged or transferred without the prior written consent of the Company.

The securities being offered generally may not be resold by any purchaser of such securities for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Investors must receive written consent from the Company in advance of any transfer of securities.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

After the one year period, any agreement to transfer or sell the securities will be authorized only by the written confirmation of both the investor and the Company. Without limiting the foregoing, the Company shall not recognize and shall issue stop-transfer instructions with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with applicable law. Before any proposed sale, pledge, or transfer of any Subscribed Note, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Company of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Restricted Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Company to the effect that the proposed sale, pledge, or transfer of the Subscribed Note may be effected without registration under the Securities Act, whereupon the holder of such Subscribed Note shall be entitled to sell, pledge, or transfer such Subscribed Note in accordance with the terms of the notice given by the Holder to the Company.

Appendix 2. Financial Statements

Appendix 3. Operating Agreement

Appendix 4. Subscription Agreement

- Summary Terms of the Certificates is included in the Appendix of the Subscription Agreement

Appendix 5. Benefit Report